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Filed by City National Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Civic BanCorp
Commission File No. 000-13287

Date: November 20, 2001

    Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger between City National and Civic, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about City National's and Civic's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of City National's and Civic's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

    The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of City National and Civic may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Civic may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risk of continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in City National's and Civic's markets; (10) the concentration of City National's and Civic's operations in California may adversely affect results if the California economy or real estate market declines; and (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations.

    Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in City National's and Civic's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).

    All written and oral forward-looking statements contained in this filing concerning the proposed transaction or other matters attributable to City National or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. City National and Civic do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

    The proposed transaction will be submitted to Civic's stockholders for their consideration. City National and Civic will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about City National and Civic, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Mr. Heng W. Chen, City National Corporation, 400 North Roxbury Drive, Beverly Hills, California 90210 (213-347-2646) or to Civic, Secretary, 2101 Webster Street, 14th Floor, Oakland, California 94612 (510-836-6500).

    Civic and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civic in connection with the merger. Information about the directors and executive officers of Civic and their ownership of Civic common stock is set forth in the proxy statement, dated April 3, 2001, for Civic's 2001 annual meeting of stockholders, as previously filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

    The following is included in this filing:

    Transcript of City National and Civic Bancorp Conference Call
    of Monday, November 19, 2001

TRANSCRIPT OF CITY NATIONAL AND
CIVIC BANCORP CONFERENCE CALL

November 19, 2001

    OPERATOR:  Good morning everyone and welcome to City National's conference call to discuss the acquisition of Civic BanCorp. As a reminder, this call is being recorded and will be available shortly after the call is completed on City National's website at www.cnb.com. After the remarks by the members of management, we will open the call to questions from investors and analysts only. You may place yourself in the cue by pressing *1 on your touchtone phone. If your question already has been answered, you may remove yourself from the cue by pressing *2. Now, we'll turn this call over to Cary Walker, Senior Vice President and Manager of Corporate Public Relations for City National. Please go ahead sir.

    CARY WALKER:  Thank you. Good morning. With me today to discuss the acquisition of Civic Bank are Russell Goldsmith, Chairman and Chief Executive Officer of City National; Frank Pekny, Chief Financial Officer of City National; and Herbert Foster, President and CEO of Civic. This call will include comments and forward-looking statements based on current plans, expectations, events, and financial industry trends that may affect the company's future operating results and financial position. Such statements involve risks and uncertainties and future activities and results may differ materially from these expectations. The companies that are speaking on this call claim the protection of the safe harbor provision contained in the Private Securities Litigation Reform Act of 1995. For a more complete discussion of the risks and uncertainties that may cause actual results to differ materially from expected results, see each company's quarterly reports on Form 10-Q for the quarter ended September 30, 2001, as well as the Form 10-K for 2000. A more detailed explanation of this matter will be read at the end of this call.

    In a news released issued this morning, the proposed acquisition of Civic Bank was outlined. If you haven't received a copy of the release, please visit our website at www.cnb.com. After comments by management, we'll open up the call to your questions. Now, I'll turn it over to Russell Goldsmith, CEO.

    RUSSELL GOLDSMITH:  Thank you Cary and good morning everyone. We appreciate you joining us this morning. We're very pleased to announce that Civic BanCorp and City National are merging and we're very pleased to welcome Civic's management, clients and shareholders to City National. We're looking forward to working with everyone at Civic. This is a very focused and constructive strategic step for both banks. As many of you know, we have been taking a series of carefully calibrated steps forward in the Bay area for almost two years now. We started with the acquisition of The Pacific Bank. We've opened two new offices, we opened a new commercial banking center in the East Bay just earlier this year, we have pursued a measured and focused approach in the Bay area and have been able to grow our assets by 60% since we made that initial acquisition of Pacific Bank. Today, with the pending merger with Civic Bank, our assets in the Bay area will double to roughly a billion dollars. Civic will be a very meaningful and logical extension of what we've begun to do in the Bay area in the past two years.

    Civic, as you undoubtedly saw in the release, is primarily located in the East Bay, which complements what we've been doing on the peninsula. There is some modest overlap and we think the two banks will be a very good fit. For a bank of its size, we were struck by how successful Civic has been in orienting itself toward commercial banking. It serves entrepreneurs and affluent individuals, small to mid-size businesses, professionals—a client base very similar to City National's focus as California's premiere private and business bank. Beyond our shared focus, in terms of the type of clients we work with, both banks also share a commitment to strong relationship banking. We talk a lot about fit and focus and clearly Civic exemplifies what Frank and I have been talking about with all of you for years.

    We are also very pleased, that as a part of this pending merger, we will do something else we very much like to do—which is bring in a lot of top flight banking talent into City National. The management team at Civic is quite good, we think, and they are led by Herb Foster, who we are pleased to have on our call today. Herb has agreed to play a senior role for City National when the two banks are combined. The rest of Civic's management team also has agreed to continue with City National. We will be especially focused, as we always are, on retaining both the clients and the client contact bankers at Civic. We have found over the years that new bankers who join us from these acquisitions are an important part of our talented team and they also help us have an incredibly high retention rate with the key clients of the banks that join us.

    We believe that the Civic bankers and clients will benefit as the seven banks we bought in the past have benefited by joining together the greater capabilities that City National can offer to the clients of Civic Bank. As all of you on the call, I think, know, City National has very good capabilities in our private banking and wealth management area, our greater lending capacities, our technology products such as online cash management, and our specialty areas such as international. We think these will significantly help Civic and its clients on a going-forward basis as we've seen with other acquisitions in the past. We have a lot of experience doing this, we have a terrific team here at City National who will work on the integration and we'll move to get Civic to a point where, like City National's client base, we have their clients utilizing four or five of our seven product groups on average.

    We are very confident that when we put all of our products and services and capabilities at the disposal of Herb Foster and his team that they will be able to attract greater deposits as well as increase their quality loans and non-interest income. In addition, we believe our combined size will produce meaningful cost savings for Civic and bring them closer to our efficiency levels once they are fully integrated into City National.

    Let me also add a note about the Bay area. This remains the World's 18th largest economy and while it's obviously functioning slower at the moment, we are acting now because we viewed this as an excellent opportunity measured in size and focus that will fit in well with what we're trying to do in the Bay area for the long term. The kind of client base that they have is doing reasonably well even with the tech slowdown since they really don't have tech loans at Civic and we think this will help to build our position in the Bay area over the long term. Civic's focus principally is in the East Bay and as a traditional commercial bank, which is an excellent fit for us going forward together.

    So, in summary, we think this is a terrific opportunity for everyone involved—the shareholders, colleagues, clients and communities served by both Civic and City National. We share a focus and fit, it doubles our scale in the Bay area, it builds critical mass for us in these important California markets, it adds talent and it offers great opportunities both in the short and long run, when we combine their clients, their focus, their geography and our mix of products and services. We've watched Herb and his team for several years now. We are confident that we can integrate them and their company smoothly into City National and together we will be stronger for having done that.

    Now, I'd like to turn the call over the Frank Pekny—actually, before we get to Frank and the numbers everybody's eager to hear about, let me introduce Herb Foster, the CEO of Civic Bank, and let Herb say whatever is on his mind. Herb, good morning.

    HERB FOSTER:  Thanks Russell for your comments. I appreciate being included in the call. My associates and I are looking forward to joining City National. The organization has the same philosophy and professionalism which we feel we have. I really believe that our clients are going to see the benefit. We provided some excellent focus products, but the additional products that City National brings to us—the private banking, wealth management, the expanded international business—really fits what we need to do and this is a quantum step forward for us and our associates and customers.

    We think City National and we go about business in the same fashion—we both build our banks on a high-touch relationship-based model, which obviously brings us loyal clients. The additional capabilities fit what we need to have in our list of accounts and things that we can do. So, again, we're looking forward to it. I believe it will, in fact, be a smooth transition. We have some professional people who are committed to make this a successful merger and successful for all of us going forward. So, I guess I'll turn it over to Frank for the numbers issues.

    FRANK PEKNY:  Thanks Herb and good morning ladies and gentlemen. Please be prepared for two and one-half hours of excruciating detail on numbers as we go—I'm just kidding. Actually, I want to step back for just a second and put this in perspective. We're talking about the acquisition of a bank that's approximately $500 million in assets by a bank that's almost $10 billion in assets and it's important to keep that perspective. We see, obviously, clear opportunities for growth in this acquisition and, to reiterate what Russell had said, it is a good match on the fit, focus and price that we talk to you about regularly in terms of our acquisition strategy. Our expectation for earnings accretion that we've indicated in our press release is obviously based on a number of things, most importantly that there will be some administrative cost reduction. We save that mostly in administrative costs. It is important to remember that City National had an efficiency ratio just this past quarter of approximately 49% and Civic's efficiency ratio is north of 65%. So, you can see that there is an opportunity to be able to reap the benefits of taking some meaningful steps in this area.

    From the standpoint of locations, obviously it's too early to talk about that in specifics, but you clearly can see some of the things that are obvious to us. We have offices in San Francisco, we have an office in Palo Alto, so consolidation there should be meaningful. In Walnut Creek and neighboring Concord, the combined entity has four different offices—actually, five offices if you count one of the offices which Herb has indicated that he is already thinking about closing down. So, there's clearly more opportunity there. We expect the transaction to close in the mid to latter part of the first quarter of 2002 and like we've done in all of our other acquisitions, we've already identified an integration team leader who will be working this week to put the integration teams in place so that they can provide for that very smooth and efficient transition that the customers of our institutions have become accustomed to as we move forward here.

    The $113 million total purchase price includes about $6 million for stock options, which we will be rolling forward—I just wanted to make that clear.

    Let's talk for a second about due diligence because I think it's important for you to know that in the process of doing the due diligence on this acquisition, we looked at over 60% of the loan portfolio and essentially all of the loans that were on non-accrual. We're not surprised by anything we saw in the due diligence, in fact, we were very pleased with what we saw there. The portfolio is 60% plus in commercial lending. There's only about 2.5% of construction loans in the portfolio—about $9 million—and the rest of it is a combination of commercial real estate and some installment loans. So, you can see diversification is very clear to us in acquiring this particular bank. The granularity of that portfolio is another thing that didn't miss our attention.

    Russell mentioned and I'll repeat it again, the bank has no exposure to technology lending and frankly, the entire portfolio appears very, very manageable, notwithstanding the fact that non-PA's have bumped up a little bit here in this quarter. We feel very, very comfortable with the portfolio and the underwriting criteria, the management of that portfolio and the conscientiousness that's been paid to all aspects of the credit. We'll continue to monitor that credit between now and the closing and if appropriate, we will take into consideration whatever adjustment might be necessary to match their reserving policies with our reserving policies.

    I could go on for a long time, but I think it's important for us to get to the questions. Suffice it to say we think that this is an excellent opportunity for us at the right time and again, to repeat, the right fit, focus and pricing. With that, let me turn it back to Russell.

    RUSSELL GOLDSMITH:  Thank you Frank and Herb, we've got some questions and so let's start with the first one.

    ROZ LOOBY:  Thanks and good morning to everyone. I have a quick question, Russell, for you. Obviously, this transaction does bulk up your presence in Northern California. How big do you want to be? Does this give you critical mass and are there other similar type banks that you would potentially be targeting in the next year or so to buy?

    RUSSELL GOLDSMITH: I think you know that we really never focus on size as an objective and we really try to look for the quality of the earnings, the quality of the organization, the quality of the fit with City National. Having said that, I think that Civic, when combined with the base that we've built already, really does give us critical mass in the Bay area. We've got a strong base, I think, on the Peninsula, and this will give us a strong base in the East Bay. I think that we'll be in fine shape for the foreseeable future. We will not need to make any acquisitions in the Bay Area and I would anticipate that we'll continue to look carefully and selectively, both in Southern and Northern California, as we have been doing. As I think you know from our track record, we don't just jump at anything. It's been almost two years since we acquired a bank. We're also, as you know, looking at acquiring other asset managers. So, I think that if we stopped here, it would be fine. If the strategic opportunity were to show up in the Bay Area or Southern California or both, we would still be interested.

    ROZ LOOBY:  Okay, thanks.

    OPERATOR:  The next question is from Brian Harvey. Please go ahead sir.

    BRIAN HARVEY:  Thank you, good morning. Can you guys talk about the credit policies at Civic BanCorp and how it compares with City National and what some of the plans are going forward to merge some of the credit policies and reserving policies?

    RUSSELL GOLDSMITH:  As Frank mentioned, we went through 60% of the value of their loan portfolio with our due diligence team, Brian, and I think our team of people from credit and the line developed a high degree of confidence in the policies, procedures and the way in which Herb and his team deal with credit and credit quality. Their chief credit officer is somebody that our chief credit officer has known for a number of years and has a lot of confidence in and I think, in general, we felt that the two portfolios would blend nicely together and that the cultures and underlying credit philosophies of both organizations would be quite similar. So, we think this will go well. They have a strong reserve level at 1.86 and that is also indicative of a conservativism that we like. Herb, do you want to comment at all on the lending side of your company?

    HERB FOSTER:  My only comment would be that, as you said, our two senior lending officers have known each other a long time. They worked together at Wells Fargo for years and they are very similar in their approach.

    BRIAN HARVEY:  Just a follow up unrelated question, can you talk about the asset liability management and what some of the plans are? I understand Civic also has a similar asset sensitive balance sheet and some of the plans are to try to mitigate some of that exposure.

    RUSSELL GOLDSMITH: I think this is an area where we, among many, can bring something to Civic given the sophistication and size of our organization. This is an area, as you know, that Frank heads up so why don't I let him address that. We're going to improve that.

    FRANK PEKNY:  Thanks Russell. Brian, as you noticed, the company is extremely asset sensitive—70 plus percent of their deposits are core deposits. Their loan to deposit ratio is low, so there's an opportunity there, obviously, to take some of the excess funding and move it into more permanent kinds of investments as well. They do not have a single-family residential product. We would consider bringing that product to the forefront up there in a very measured kind of way. All and all, if you think in terms of $500 million on our balance sheet, we expect to be able to integrate that into our structure and continue to have City National be at an effectively neutral position without any great difficulty at all. One last thing, they have not used any derivative products to help them manage their asset to FIBO position. You know we do use derivative products to help manage that position. So, we don't anticipate any kind of difficulties in being able to blend it in and make it happen very, very easily and very effectively.

    BRIAN HARVEY:  Okay, thank you.

    RUSSELL GOLDSMITH:  You're welcome. The next question.

    OPERATOR:  The next question is from Adam Blockstrum. Please go ahead sir.

    ADAM BARKSTROM:  Good morning. A couple of my questions have already been answered but I wanted to touch on this again, if I could. I wanted to hear if you had any further color on the asset quality. I'm looking at historic Civic numbers. Obviously, with third quarter NPAs and classifieds kicked up a little bit there seems to be some thought that that was related to two or three loans that were written up as fairly well secured. I wanted to get some additional color there. Secondly, I was curious about the cost savings, if you can give us some more specifics there. And then thirdly, if I could, could you give us some sense if there were other bidders in this transaction, who they might have been?

    RUSSELL GOLDSMITH:  Herb, do you want to comment on the loans in your portfolio for Adam?

    HERB FOSTER:  There are three specific loans that have caused the major part of the move up in the non-performing as well as the classified. We believe that we've got them properly reserved. They were not particularly economy related. They were all in different fields and different causes. In one case, the individual is seriously ill and unable to run his business. It's just a number of situations. We believe that we will be in a position to protect most of the assets with our collateral. In this economy, it's a little hard to say. We, I think, have done a good job in the past working through serious problems. Look at our trend way back, this team fought the bank back from very, very serious problems. So, I think we have not forgotten how difficult that was and I think we're focused on doing a pretty good job in getting us back again.

    RUSSELL GOLDSMITH:  In terms of your question, Adam, about cost savings, we obviously have not sketched out in any detail, but I think using our efficiency ratio as a target, we would anticipate that when all the dust settles that we would be able to sustain bank-wide our same efficiency levels. That should give you some indication. Frank mentioned the obvious overlap in Palo Alto and San Francisco, which kind of speaks for itself, and then I think Herb has been doing some branch rationalization in any event. You can look, as you're familiar with, at what we've done with The Pacific Bank and other organizations. We have a terrific branch system and team in our branches and we think that we can get more out of their local offices with some of the things that we bring to it and at the same time a discipline on the cost side. I think it's premature to really get into more specifics. We want to work with Herb and his team. We're always going to try to be very careful before we do anything in this regard. We want to optimize revenue growth where we can, but I think, as we did with Pacific and others, you'll see we can both grow revenue and reduce cost when we put a bank like Civic in with City National. In terms of other bidders, Herb told us that we were the only bank in the country that he would want to join with, so I don't know if there were any other bidders.

    HERB FOSTER:  That's what I said Russell. Absolutely.

    ADAM BARKSTROM:  Fair enough. Thank you Russell.

    RUSSELL GOLDSMITH:  Thanks Adam. Is there another question?

    OPERATOR:  The next question is from Brock Vandersuite. Please go ahead.

    BROCK VANDERVLIET:  Thanks very much. In terms of the credit discussion, could you elaborate on that a little bit and just talk more broadly about trends you're seeing in the Bay area in terms of the growth within the commercial portfolio—has that been slowing sharply year to date? And, if I could, I'd like to ask a follow-up.

    RUSSELL GOLDSMITH:  Sure, Herb, it sounds like Brock's directing that to you. I can preface it by saying that on our side of the Bay, that we have, like Civic, since we aren't focused on technology and technology lending, we've seen some softness. I think that as one would expect, not just in the Bay Area but nationally in terms of demand for lending as people try to deal with all the things that are going on, the economy, and the country at large, but in general, we continue to see things progress at a fairly decent pace. Herb, do you want to comment on what you're seeing?

    HERB FOSTER: I think that would probably describe our situation. We've steadily picked up on an average loan basis, you know, a bit each month. We're seeing a lot of deals we just won't do. We're seeing some opportunities but there's not going to be any rapid growth that I can see. I don't know anybody else around in the industry that I hear of making big growth strides either. This economy is something different than we've seen before, so I think it's going to take a while for this whole situation to shake out.

    RUSSELL GOLDSMITH: I think, Brock, the other point I would add is that where we've seen some loan growth in the Bay Area and in our new Walnut Creek office has been our ability both in Northern and in Southern California to pick up some good quality relationships from the other banks in our market. I would anticipate that when we get Civic and City National fully integrated, as we saw with The Pacific Bank on the other side of the Bay, that our combination of products, services, greater lending capabilities and the safety and security of a $10 billion company, that combination will enable Civic and City National, on a combined basis, to attract more business both from Civic's existing clients and also from clients of some of the other banks in the market. So, I think part of how we see ourselves compensating for a slower growth period is to just simply pluck off some excellent relationships from the other banks.

    HERB FOSTER:  Russell, could I just make a comment regarding the additional lending capacity? We have always been pretty cautious about coming near our legal limit. So we have opportunities that we've seen we've not been able to take advantage of. I think there's some opportunities there. And, as Russell said, with the other non-interest income products, I think there's tremendous opportunity with our client base, because we really have not provided those kinds of services.

    BROCK VANDERVLIET:  Thank you and as a follow-up, is the $3.8 million year-to-date net income, is that a fair run rate going forward or is that depressed due to higher provisioning and what not?

    HERB FOSTER:  No, that really has nothing to do with the provision. It had strictly to do with our asset/liability spread and our sensitivity to interest rates with the drop in the prime rate.

    BROCK VANDERVLIET:  So that's a reasonable quarterly. ..

    HERB FOSTER:  Well, I guess the only thing I'd say is if you knew what Mr. Greenspan was going to do, maybe that would help me. We're so rate sensitive, I can't predict that.

    BROCK VANDERVLIET:  Okay, thank you.

    RUSSELL GOLDSMITH:  Thanks, Brock.

    OPERATOR:  The next question is from Campbell Chaney. Please go ahead.

    CAMPBELL CHANEY: I do have one question regarding Donald Carr's stake. Can you give us any color of what he's going to do? Is he going to take all stock? All cash? Or a combination? Or, do you even know?

    FRANK PEKNY:  You need to ask Mr. Carr that question.

    HERB FOSTER: I would say that. He keeps his own counsel.

    CAMPBELL CHANEY:  But, he's free to do that—he's not locked up in any way?

    RUSSELL GOLDSMITH:  He's voted for it and he's committed to voting for it. But, what mix he'll request in terms of stock and cash, I think he's free to choose. He's obviously bound, given the size of his stake and given that the transaction is structured in such a way that no matter what people elect, at least 47% will be in City National stock, but those would be the only parameters that would be operative I think.

    CAMPBELL CHANEY:  Okay and then one follow-up question with regards to the efficiency ratio, you mentioned closing some overlapping offices. Certainly, that includes occupancy expense, but does that include some personnel expense in your thinking too?

    FRANK PEKNY:  Obviously, in situations like this, the administrative staff tends to be duplicative to a great extent although, I want to say that we always, as you well know, City National has a long history of looking for and retaining good quality individuals in every acquisition we have done. We've been fortunate enough to find good talent and in this particular acquisition, as Russell and Herb have mentioned, the senior management team stays intact and comes across. But, yes, there clearly will be some people on the administrative side, the internal side, operations, back office—those will be places where we would tend to find some excess capacity in a combination like this and as we rationalize our way through the branches, we'll be looking at the staffing level there as well.

    RUSSELL GOLDSMITH: I would just add that one of the things we're very focused in on as a company is we value the people that would be joining us in any merger like this. We immediately clamp down on outside hiring and move very rapidly to understand the skills and needs and desires of the people that would be joining us from any bank that's merging in with us. I think one of the advantages of being a growing California bank is that there will be opportunities, not just in the Civic footprint, but in the remainder of our footprint in Northern California as well as in Southern California. At least in the past, we've found that we're able to retain a very sizable number of people even while we get the cost savings, because we're able to fill in some natural turnover and attrition with people from the acquired banks. So, we hope to get it right again, which is to be as efficient as we are system-wide while, at the same time, retaining our generous approach to trying to employ the people of Civic Bank. It's funny how often somebody turns up—they wanted to move to Southern California or they wanted to work in Burlingame, or something—and we're able to accommodate their own objectives as well as ours.

    CAMPBELL CHANEY:  Okay, great. Thank you.

    OPERATOR:  The next question is from Larry Groshovsky.

    LARRY GARSHOFSKY:  How are you gentlemen? Thank you and congratulations with the deal. You addressed the acquisition policy in the Bay Area. Could you address if any opportunities come up somewhere along the coast or between how you might handle that? What your strategy might be on something there?

    RUSSELL GOLDSMITH:  Well, that's an interesting question. We really have focused on building out our platform in Southern California over the last five or six years and as you may know, we reached into the San Francisco Bay area just about two years ago. Really, that's where we have concentrated and at the present time, don't anticipate moving outside of those two geographies. I think our focus has been driven by what we saw as terrific opportunities to extend our private and business banking model into what you could call target rich environments. I think the 18th largest economy in the Bay area, the 11th largest economy in Southern California—those are very concentrated, very appropriate, very entrepreneurial areas that we think fit well with City National and where we've been able to bring in banks and bankers who share that focus. This is not about a geography-for-its-own-sake kind of an effort, and at least at the present time, we have no plans to move outside of the San Francisco Bay area or Southern California—inside the State of California.

    LARRY GARSHOFSKY:  Okay, I asked the question because I know before you had jumped up to San Francisco, you had been inching north through Ventura and if you inch north a little further, there's some pretty rich pockets there.

    RUSSELL GOLDSMITH:  Well, I think the fact that we jumped from Ventura to San Francisco gives you a clear indication of what we thought was the appropriate set of next steps for City National.

    LARRY GARSHOFSKY:  Right. Okay, great. Well, thank you very much.

    RUSSELL GOLDSMITH:  Thanks a lot.

    OPERATOR: I will now turn the call back to Cary Walker for some closing information. Mr. Walker, please go ahead.

    CARY WALKER:  Thank you. I bring to an end this morning's presentation. Thank you all for joining us. Except for historical information, all other information presented here consists of forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, but are not limited to 1) Statements of benefits of merger between City National and Civic, including future financial and operating results, cost savings enhancements, revenues, and accretion to reported earnings that may be realized from the merger; 2) statements about City National's and Civic's plans, objectives, expectations, and intentions and other statements that are not historical facts; and 3) other statements identified by words such as "expects", "anticipates", "plans", "intends," "believes", "seeks", "estimates" or words of similar meaning. These forward looking statements are based upon the current belief and expectations of City National and Civic's management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, forward looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

    The following factors, among others, could cause actual result to differ materially from the anticipated results or other expectations expressed in the forward looking statement: 1) the businesses of City National and Civic may not be combined successfully or such combination may take longer be more difficult, time consuming or costly to accomplish than expected; 2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; 3) operating costs, customer losses, and business disruption following the merger, including adverse affects on relationships with employees may be greater than expected; 4) government approval of the merger may not be obtained or adverse regulatory conditions may be imposed in connection with the government approval of the merger; 5) the stockholders of Civic may fail to approve the mergers; 6) adverse governmental or regulatory policies may be enacted; 7) the interest rate environment may further compress margins that adversely affect net interest income; 8) the risk of continued diversification of assets and adverse to changes to credit quality; 9) competition from other financial service companies in City National's and Civic's markets; 10) the concentration of City National's and Civic's operations in California may adversely affect the results if the California economy or real estate markets decline; and 11) the risk of an economic slowdown could adversely affect credit quality and loan origination.

    Additional factors that could cause actual results to differ materially from those expressed in the forward looking statements are discussed in City National's and Civic's reports such as annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K filed with the Securities and Exchange Commission and available at the SEC's internet website. All written and oral forward looking statements contained in the news release concerning the proposed transaction or other matters attributable to City National, Civic, or any persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements above. City National and Civic do not undertake any obligation to update any forward looking statement to reflect or consent to reflect circumstances or events that occur after the date that these statements are made.

    The proposed transaction will be submitted to Civic's stockholders for their consideration. City National and Civic will file a registration statement, a proxy statement/ prospectus, and other relevant documents concerning this proposed transaction with the SEC. Stockholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus as well as other filings containing information about City National or Civic at the SEC's internet website.

    Copies of the proxy statement, prospectus and the SEC filings will be incorporated by reference in the proxy statement can be obtained, without charge, by directing your request to Mr. Heng Chen, City National Corporation, 400 N. Roxbury Drive, in Beverly Hills, CA 90210 or to Civic BanCorp, at 2101 Western Street, 14th Floor, Oakland, CA.

    Civic and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civic in connection with the merger. Information about the directors and executive officers of Civic and their ownership of Civic common stock is set forth in the proxy statement dated April 3, 2001 for Civic's 2001 annual meeting stockholders as previously filed with the SEC on Schedule 14A. Additional information regarding the interest of these participants may be obtained by reading the proxy statement regarding the proposed transaction once it becomes available.

    Thank you all very much.

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